CNH INDUSTRIAL

START 2014-2018

# INVESTOR DAY
## AUBURN HILLS
## MAY 8TH, 2014

Five-year Financial Targets Max Chiara Max Chiara Exhibit 99.5

Five-year Financial Targets
Executive Summary
Financial Highlights (2014 – 2018)
May 8, 2014 2
•
Net Sales of Industrial Activities reaches $38b by 2018
•
Operating Profit of Industrial Activities increases more than 1.6x to $3.4b in 2018
•
Operating Margin of Industrial Activities reaches 9% by 2018
•
Net Income grows more than 2.7x to $2.2b in 2018
•
Total Organic Investments (CAPEX plus
R&D Spending) throughout the plan of $11.7b peaks in 2015
and stabilizes at 5.3% of Net Sales by 2018
•
Net Industrial Cash position of $0.5b by 2018
•
Available liquidity maintained above $6b throughout the plan
•
All Financials are prepared under US GAAP, unless otherwise indicated, and expressed in USD
Numbers may not add due to rounding Net Income  before restructuring for the plan period
Note:

Five-year Financial Targets
Industrial Activities
Net Sales by Segment
May 8, 2014 3
Consolidated figures include corporate & eliminations
AG CE CV PT
Net Sales increases $5.6b by 2018
(USD billions)
CAGR
3.2%
ACTUAL
Numbers may not add due to rounding
16.7
3.3
11.3
4.4
32.7
32.1
35.6
38.3
2013 2014E 2016E 2018E
Note:

12%
47%
32%
9%

13%
44%
32%
11%

8%
88%

9%
19%
6%
66%

Five-year Financial Targets
Industrial Activities
Segment Progression
May 8, 2014 4
2013 Actual 2018E
Net Sales  (CAGR = 3.2%)
2013 Actual 2018E
Industrial Operating Profit  (CAGR = 10.4%)
CE in negative operating profit position in 2013
1.17x
1.64x
AG CE CV PT
Numbers may not add due to rounding
3%
Note:

Five-year Financial Targets
Industrial Activities
Sales and Operating Margin
May 8, 2014 5
Consolidated figures include corporate & eliminations
Operating Margin increases 2.6pp
Industrial Activities
Operating Margin
(USD billions)
ACTUAL
Numbers may not add due to rounding
Margin
improvement
6.4% to 9.0%
2013 2014E 2016E 2018E
Operating Margin (High) Operating Margin (Low)
32.7
32.1
35.6
38.3
6.4%
6.9%
8.3%
9.0%
6.5%
7.9%
8.6%
CAGR
3.2%
Note:

Agricultural Equipment (AG)
Net Sales & Operating Margin
May 8, 2014 6
Operating Margin increases 1.2pp
Net Sales
(USD billions)
% Operating Margin
Numbers may not add due to rounding
Margin
improvement
12% to 13.2%
Operating Margin (High) Operating Margin (Low)
16.8
15.8
18.4
12.0%
12.3%
13.2%
11.9%
12.8%
2013 2014E 2016E 2018E
CAGR
1.8%
ACTUAL
Five-year Financial Targets

Construction Equipment (CE)
Net Sales & Operating Margin
May 8, 2014 7
Operating Margin increases 8.1pp
Net Sales
(USD billions)
% Operating Margin
ACTUAL
Numbers may not add due to rounding
Operating Margin (High)
Operating Margin (Low)
3.3
3.6
4.6
-3.0%
0.0%
5.1%
-0.3%
4.7%
2013 2014E 2016E 2018E
CAGR
6.9%
Margin
improvement
-3.0% to 5.1%
Five-year Financial Targets

Five-year Financial Targets
Commercial Vehicles (CV)
Net Sales & Operating Margin
May 8, 2014 8
Operating Margin increases 4.7pp
Net Sales
(USD billions)
% Operating Margin
ACTUAL
Numbers may not add due to rounding
Margin
improvement
0.7% to 5.4%
11.3
11.6
13.3
0.7%
1.8%
5.4%
1.4%
5.0%
2013 2014E 2016E 2018E
Operating Margin (High) Operating Margin (Low)
CAGR
3.3%

Five-year Financial Targets
Powertrain (PT)
Net Sales & Operating Margin
May 8, 2014 9
Operating Margin increases 2.1pp
% Operating Margin Net Sales
(USD billions)
ACTUAL
Numbers may not add due to rounding
Margin
improvement
4.2% to 6.3%
4.4
4.6
5.3
4.2%
4.6%
6.3%
4.2%
5.9%
2013 2014E 2016E 2018E
Operating Margin (High) Operating Margin (Low)
CAGR
3.8%

Consolidated Net Income
2014 - 2018
May 8, 2014 10
Margin increases 3.1pp
% Net Revenue Consolidated Net Income
(USD billions)
0.54 0.69 – 0.74 1.58 – 1.66 EPS
ACTUAL
Net Income  and EPS before restructuring for the plan period
Numbers may not add due to rounding
Margin
Improvement
2.4% to 5.5%
Net Income Low Delta to Net Income High Net Income margin (High) Net Income margin (Low)
0.9
2.1
0.1
0.1
0.8
1.0
1.8
2.2
2.4%
3.0%
5.5%
2.7%
5.3%
2013 2014E 2016E 2018E
CAGR
22.4%
Note:
Five-year Financial Targets

Organic Investment
CAPEX and R&D Spending
May 8, 2014 11
(USD billions)
ACTUAL
14% 3%
Strategic / Greenfield Initiatives % of Total Yearly Organic Investment
Numbers may not add due to rounding
1.2 1.2 1.2
1.2
1.2
0.8
2.4
2.4
2.5
2.0
1.8x
1.7x
0.9x
7.4% 7.5%
7.0%
5.3%
3.7%
3.8%
3.2%
2013 2014E 2016E 2018E
CAPEX R&D CAPEX / D&A Total % Net Sales R&D % Net Sales
Investment pattern focused on product renewals
and powertrain energy efficiency programs
Five-year Financial Targets

Five-year Financial Targets
Capital Expenditures
By Segment
May 8, 2014 12
Consolidated figures include corporate & eliminations; Total numbers may not add due to rounding.
Weighted towards high margin
generating businesses
(USD billions)
ACTUAL
0.5 0.5
0.1 0.1
0.1
0.5 0.5
0.3
0.1 0.1
0.1
1.2 1.2 1.2
0.8
2013 2014E 2016E 2018E
AG CE CV
PT
0.4
Note:

Five-year Financial Targets
2014-2018 Business Plan
Balance Sheet Management - Assumptions
May 8, 2014 13
•
Driving towards investment grade while interest cost benefit  not embedded in the plan
•
Continued focus on rebalancing funding by gradually shifting from Bank Debt to Capital Markets
(Capital Market at 50% of total funding at the end of 2013 to 60% at the end of the Plan
*
)
•
Financial Services increases stand-alone funding and halves reliance on funding from Industrial
Activities (Intersegment from $4b to $2b by 2018)
*
•
Financial Services rebalances funding sources by shifting to more unsecured funding
•
Utilization of Public ABS market to benefit from its competitive cost structure
•
Liquidity balances maintained at sound levels throughout the plan (15% of Revenue by 2018)
•
Dividend payments assumed at 30% of Net Income throughout the plan
* Calculated on average debt balances
Numbers may not add due to rounding

Five-year Financial Targets Net Industrial (Debt)/Cash Plan Progression May 8, 2014 14 Debt free by end of plan (USD billions) ACTUAL (2.2) (2.1) (1.5) 0.5 2013 2014E 2016E 2018E

Five-year Financial Targets
Plan Period Walk
Net Industrial
(Debt)/ Cash
May 8, 2014 15
Debt free by 2018
(USD billions)
*Net Income  before restructuring for the plan period
Note:
Gross CF as Net Income + D&A + Change in Funds
NID
2013
NID
2016
NID
2018
Gross CF in WC &
Other
CAPEX Dividends FX Gross CF in WC &
Other
CAPEX Dividends FX
Numbers may not add due to rounding
0.1 (1.5)
(2.2)
(3.4)
(1.1)
(1.1)
(1.2)
(1.9)
(1.1)
6.2
6.2
0.5
(1.5)

Five-year Financial Targets
Capitalization
Net Industrial (Debt)/Cash and Equity
May 8, 2014 16
USD billions
2013 2018E
Cash & Marketable Securities
$ 4.0 $ 1.9
Intersegment Cash 3.9 1.8
Bank Debt (5.1) (0.4)
Capital Market (4.9) (2.7)
Other Debt (0.1) (0.1)
Total Debt $ (10.1) $ (3.2)
Net Industrial  (Debt)/Cash
$ (2.2) $ 0.5
Equity 5.0 11.1
Total Available Liquidity 8.7 6.1
Available Liquidity / Revenue 25% 15%
Numbers may not add due to rounding

Five-year Financial Targets
Capital Allocation Guidelines
Capital to Value Generation cycle
May 8, 2014 17
*Share repurchase program subject to achieving investment grade and ensuring earnings are accretive
ORGANIC
Investments
Weighted towards the highest return on
capital businesses
Continued AG and CE expansion in APAC
CV/CE product evolution and range extension
Completion of Footprint rationalization
Fuel efficiency and productivity
Capital
STRUCTURE
Driving towards investment grade
Healthy available liquidity
Independent funding of FS
Shift to unsecured funding while leveraging
low cost of funding through the ABS markets
Portfolio
OPTIONALITY
Inorganic growth opportunities
RETURN
Capital
Dividend payout (30% of Net Income)
guaranteeing steady growth in dividends
Share repurchase program
*

CNH INDUSTRIAL
START 2014-2018

INDUSTRIAL ACTIVITIES

Five-year Financial Targets
Financial Targets (US GAAP)
2014-2018 Business Plan
May 8, 2014 18
ACTUAL
* Net Income  and EPS before restructuring for the plan period
(USD billions)
Operating
Profit &
Margin
Net
Sales
CAPEX
Net Industrial
(Debt) / Cash
Consolidated
Net Income*
2013 2014E 2016E 2018E
32.7 32.1 35.6 38.3
2.1
6.4%
2.1 – 2.2
6.5% - 6.9%
2.8 – 3.0
7.9% - 8.3%
3.3 – 3.4
8.6% - 9.0%
1.2 ~ 1.2 ~ 1.2 ~ 0.8
(2.2) (2.2) - (2.1) (1.8) - (1.5) 0.0 – 0.5
0.8 0.9- 1.0 1.7 - 1.8 2.1 – 2.2
EPS
0.54
EPS
0.69 - 0.74
EPS
1.25 - 1.33
EPS
1.58 - 1.66
CAGR of 3.2%

Five-year Financial Targets Appendix May 8, 2014 19

Five-year Financial Targets
US GAAP to IFRS reconciliation
Operating Profit (US GAAP) to Trading Profit (IFRS)
May 8, 2014 20
Industrial Activities 2014E 2016E 2018E
US GAAP - Operating Profit 2.2 6.9% 3.0 8.3% 3.4 9.0%
Development costs, net 0.4 0.3 0.1
Reclassification of Interest compensation (0.4) (0.4) (0.4)
Other Adjustments & Reclassifications, net (0.1) (0.1) (0.1)
Total Adjustments & Reclassifications (0.1) (0.1) (0.4)
IFRS - Trading Profit 2.1 6.6% 2.8 7.9% 3.1 8.0%
Consolidated 2014E 2016E 2018E
US GAAP - Operating Profit 2.4 7.1% 3.2 8.6% 3.7 9.2%
Development costs, net 0.4 0.3 0.1
Reclassification of Interest compensation - - -
Other Adjustments & Reclassifications, net (0.1) (0.0) (0.1)
Total Adjustments & Reclassifications 0.3 0.3 0.0
IFRS - Trading Profit 2.7 7.8% 3.4 9.1% 3.7 9.1%
Numbers may not add due to rounding

Five-year Financial Targets
Financial Targets (IFRS)
2014-2018 Business Plan
May 8, 2014 21
CAGR of 3.4%
ACTUAL
Note:
Net Income before restructuring for the plan period
*Including Financial Services business
Consolidated
Revenues
*
Consolidated
Trading Profit
CAPEX
Net Industrial
(Debt) / Cash
Consolidated
Net Income
34.2
2.6
2.0
(2.2)
1.3
2013
2014E 2016E
2018E
33.9
37.7
40.4
2.6 – 2.7 3.2 – 3.4 3.5 – 3.7
~2.0
~2.0
~1.6
(2.2) – (2.1) (1.8) – (1.5) 0.0 – 0.5
1.1 – 1.2
1.8 – 1.9 2.2 – 2.3
(USD billions)

Five-year Financial Targets
Disclaimer
May 8, 2014 22
Certain statements and information contained in this presentation that are not statements or information of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”,
“on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views, assumptions, expectations, and projections that, by their nature, become progressively more and more uncertain as they make reference to periods progressively distant in the future. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the
Company’s control and are difficult to predict
If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity;
the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements.
Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-
looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in this presentation , which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. The Company does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements.  Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. SEC, the AFM, and CONSOB. This presentation does not represent investment advice neither a solicitation, nor a recommendation for the purchase or sale of financial products and/or of any kind of financial services as contemplated by the laws in any country or state.
Copyright and other intellectual property rights in the information contained in this presentation belong, except where otherwise expressly provided for, to CNH Industrial N.V. or its subsidiaries.